SALARY INCREASE RIDER


This rider is part of Your policy. It is issued based on the information given in the application and deduction from the Policy Value of the monthly cost of the benefits provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

DEFINITIONS

SALARY REVIEW DATE - means the month and day for the annual increase under this rider as shown on the current Data Pages.

EMPLOYER - means the person or business for whom the Insured is working, as shown on the application for this rider. If that business is purchased, the new business will be considered the employer.

MULTIPLIER -means the Total Face Amount on the Effective Date of this rider plus the amount of any Other Employer Purchased Insurance reported to Us by the Employer as of the Effective Date of this rider divided by the Insured's salary as shown on the application for this rider. This Multiplier may be increased provided You supply Us with evidence which satisfies Us that the Insured is qualified for the increase under Our underwriting guidelines then in effect.

OTHER EMPLOYER PURCHASED INSURANCE - means the amount of group and individual life insurance in force on the life of the Insured (other than the insurance provided by the policy to which this rider is attached) for which premiums are paid in whole or in part by the Employer. If this amount exceeds the limits established by Our underwriting guidelines in effect when the Multiplier is being calculated, Other Employer Purchased Insurance shall mean the maximum amount provided in those underwriting guidelines.

If this rider and the policy to which it is attached are integrated with the Other Employer Purchased Insurance for the Insured's benefit plan, the amount of the Other Employer Purchased Insurance as of the Effective Date of this rider will be used in calculating the Multiplier and the amount of increase available under each increase option.

SALARY - means the Insured's annual compensation as reported to Us by the Employer and as reportable on the Insured's W-2 Wage and Tax Statement.

THE INCREASE OPTION

You have the right to purchase additional insurance on the Insured's life, without evidence of insurability, subject to the provisions of this rider, as long as Your policy and this rider are in force and not in a grace period.

While the Insured is actively engaged in employment at the Employer's usual place or places of business as noted on the application for this rider, and while the Insured is performing normal daily job duties, increases are available on every Salary Review Date from the first Salary Review Date to the Salary Review Date nearest the Insured's 65th birthday, subject to the provisions of this rider.

Each increase will be made based on the Insured's Attained Age on the current policy anniversary. The increase will be in a risk class equivalent to that shown on the current Data Pages.

If the Insured's salary has not changed or has decreased as of the Salary Review Date, additional insurance will not be offered under this rider on that date.


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AMOUNT OF INCREASE

Increases are subject to Your acceptance, to the provisions of this rider and any other applicable policy provisions, including any exclusions or limitations.

The amount of the increase will be:

1. The Insured's Salary as reported for the current Salary Review Date; multiplied by

2.   The Multiplier shown on the current Data Pages; less

3. Any Other Employer Purchased Insurance which remains in force on the current Salary Review Date; less

4.   The current  Total Face Amount of Your policy on the current  Salary Review
     Date.

         EXAMPLE: If Your Total Face Amount is $150,000, the Multiplier is 3, the Insured's Salary on the Salary Review Date is $60,000, and Other Employer Purchased Insurance is $15,000, the amount of increase is $15,000.

         $60,000 X 3 = $180,000 - $15,000 - $150,000 = $15,000.

The increase will be in the same proportion as the Policy Face Amount to the Total Face Amount.

LIMITS ON INCREASE

MAXIMUM INCREASE - Any increase We offer You will not exceed the lesser of 1 or 2 below.

1. (10% of A) minus B where:

              A equals the Total Face Amount as of the Policy Date or the last policy anniversary whichever is later plus Other Employer Purchased Insurance; and

              B equals any Total Face Amount increase(s) and any increases in Other Employer Purchased Insurance since the last Policy Date or the last policy anniversary, whichever is later.

2. The Maximum Increase Amount shown on the current Data Pages minus any Total Face Amount increase(s) and any increase in Other Employer Purchased Insurance since the Policy Date or the last policy anniversary, whichever is later.

LIFETIME MAXIMUM INCREASE - Notwithstanding anything to the contrary in this rider, the aggregate Total Face Amount increases may at no time exceed the Lifetime Maximum Increase amount shown on the current Data Pages.

EFFECTIVE DATE OF INCREASE

Any increase offered under this rider, unless timely rejected, will be effective on the Monthly Date immediately following the date of Our increase offer.

ACCEPTANCE AND REJECTION OF INCREASE

Your Planned Periodic Premium will be increased for any Total Face Amount increase made under this rider unless We receive Notice to the contrary. We will offer any increase of Total Face Amount under this rider by notifying You of the increase. We will then send You new Data Pages reflecting the changes in Your policy due to such increase.


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You may reject an increase by sending Us Notice prior to the effective date of the increase.

CHARGES

The Monthly Policy Charge and Surrender Charges will be increased to cover the costs and charges for any increase in Total Face Amount made under this rider. If You have a Waiver of Specified Premium Rider, Your Monthly Specified Premium and Monthly Waiver Cost will also increase as described in that rider. These increases will be based on the risk class or classes shown on the current Data Pages.

WAIVER BENEFITS

If Your policy has a rider that provides any benefits due to disability, We will increase such benefits when an increase occurs under this rider. The Monthly Policy Charge for the waiver rider will be increased accordingly. No evidence of insurability will be required. For more information, see the rider providing those benefits.

MISSTATEMENT OF SALARY

If the Insured's Salary is misstated, We may:

1. Reduce any benefits to reflect the correct Salary; or

2. Exercise any other rights available to Us which are not excluded by the Incontestability provision of the policy.

TERMINATION

This rider ends, with no further increases available, on the first of:

1.   The policy anniversary nearest the Insured's 65th birthday;

2.   Your rejection of an increase;

3.   The termination of Your policy;

4. Any decrease in insurance which causes the Total Face Amount to be less than:

     a.   The Insured's Salary; multiplied by

     b.   The Multiplier, less

     c.   Any Other Employer Purchased Insurance;

5.   The Insured's leaving the employment of the Employer;

6. Any failure to provide updated Salary information as required by this rider; or

7. Our receipt of Your Notice to cancel the rider. We may require You to send Your policy to Our Office to record the cancellation.



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REINSTATEMENT

In addition to all other policy conditions for reinstatement, if either of the following conditions exists, this rider may be reinstated as part of Your policy:

1. Whenever an underwritten increase is made in Your Total Face Amount, provided that increase is issued at an available risk class; or;

2. Automatically on the policy anniversary nearest the Insured's 21st birthday, if terminated prior to that time.

This rider will be reinstated in a risk class We determine based on information provided in the application for reinstatement.





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